

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2015

David Evans
President
Pacman Media Inc.
483 Green Lanes
London, N134BS
England, U.K

> **Re: Pacman Media Inc.**
> **Registration Statement on Form S-1**
> **Filed March 16, 2015**
> **File No. 333-202771**

Dear Mr. Evans:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   You appear to be a shell company as defined in Rule 405, because you appear to have no or nominal operations and no or nominal assets. As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies; enhanced reporting requirements imposed on shell companies; and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

2.   Please specifically disclose the factual basis for, and the context of, your beliefs, understandings, estimates, and opinions set forth in the registration statement. You must be able to substantiate on a reasonable basis all of the projections, statistics and assertions

that you cite. Examples of assertions or references that need support include the following statements on page 41 that:

- as of June 2014 there were more than 1.2 million apps available for download from the Apple Store;

- the frequency with which apps are downloaded on a monthly basis has risen from an average of 12,500 in July 2008 to 50,000 in September 2012;

- although the market is saturated the average app producer is making more money than ever and some of them are making a lot more money;

- 2.4 percent of smartphone users in the United States downloaded at least eight apps per month; and

- 34.5% of smartphone users downloaded apps on a monthly basis.

Alternatively, if you are unable to provide support for such statements, please remove them.

Cover

3.   Please revise to include a cross-reference to the page on which the risk factor section appears in the prospectus. Refer to Item 501(b)(5) of Regulation S-K.

Part I

Summary, page 5

4.   Your business description states only that you will specialize in the creation and sale of mobile apps for use in smartphones, tablet computers and any other mobile device. Please revise this generic description to provide more specific detail regarding the scope of your proposed mobile app business.

5.   Your filing contains disclosure on this page and throughout the prospectus that assumes the occurrence of future events concerning your business development without addressing the uncertainty associated with your business plans. For example, you state here and on page 30, without qualification, that you will specialize in the creation of mobile apps. Please revise these and other similar statements in your prospectus to clarify that you expect to engage in these business activities and to address the potential challenges and uncertainties associated with these plans.

6.   Please revise your statement under "Gross Proceeds to Our Company" to disclose the range of possible outcomes resulting from your best efforts, no minimum, offering since it is not assured that you will generate the maximum amount of proceeds.

Risk Factors

Risks Related to our Business, page 7

7.   Many of your risk factors are generic in nature and could apply to nearly any company in this industry. In addition, many of the risk factors use headings or titles that do not describe the risk and some of the risk factors merely state a fact, without addressing clearly what the risk is and how it could impact your business. Please review and revise your risk factors so that they clearly define the material risks to your business in the subheading and in the discussion and are narrowly tailored to your facts and circumstances.

8.   We note your statement in MD&A that you believe your cash balance is not sufficient to fund your limited levels of operations for any period of time. Please include prominent risk factor disclosure to this effect. In addition, disclose the dollar amount required to fund your operations for the next 12 months in the context of your limited cash resources.

9.   We note that your sole officer and director resides in the United Kingdom and that you intend to sell the common stock outside of the United States. Please provide a risk factor addressing the risk U.S. stockholders face in:

- effecting service of process within the United States against your officer;

- enforcing judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against your officer;

- enforcing judgments obtained in U.S. courts based on civil liability provisions of the U.S. federal securities laws in foreign courts against your officer; and

- bringing an original action in foreign courts to enforce liabilities based on the U.S. federal securities laws against your officer.

        Alternatively, if you believe a risk factor is not warranted, please provide us with your analysis.

Use of Proceeds, page 14

10.   Given that this is a no minimum offering, please supplement the disclosures on this page and on page 36 to reflect the use of proceeds assuming the sale of a smaller portion of the offering such as ten or fifteen percent of the proposed offering.

11.   Please tell us how you determined that the proceeds net of expenses will be $10,000 less than the gross dollar amount if 50%, 75% and 100% of the securities are sold. It appears you should revise the use of proceeds table to reflect the specific expenses associated with the offering.

12.   We note your statement that you may fund your operations through loans from Mr. Evan to cover such things as the Dragon license and the registration process based on a verbal agreement with him. Where you reference such loans, please also state, as indicated on page 47, that the agreement with Mr. Evans to provide funding is non-binding and that there is no guarantee that he will provide such funding. Include risk factor disclosure to this effect.

Plan of Distribution, Page 36

13.   You state that you intend to sell the shares outside the United States, particularly in Israel. Please expand your plan of distribution discussion with respect to your plans to sell shares outside of the U.S. and in Israel.

Description of our Business, page 39

14.   Please expand your business description regarding how you plan to specialize and differentiate your apps. In this regard, we note your statement that your apps will be "specialized, catered to industry professionals…." In addition, expand your discussion of your "related business." Specifically, explain in more detail what your social media services and skills are and how you plan to provide them for a fee to others.

Management, page 43

15.   We note that you have provided Mr. Evans' business experience through August 2011. Please describe his business experience from August 2011 to the present and include his principal occupations and employment during those years. We note further that Mr. Evans devotes only 20 percent of this time to PacMan Media and receives no compensation. Please tell us whether he performs work for any other business, describe the business activities and indicate the number of hours devoted to such other activities.

Management's Discussion and Analysis

Liquidity and Capital Resources, page 48

16.   Please disclose the current rate at which you use funds in your operations.

Financial Statements

17.   Please revise your financial statements to include a Statement of Operations and a Statement of Cash Flows for the period September 25, 2013 (Inception) to October 31,

2013. Also, include a Balance Sheet as of October 31, 2013. Please also ensure the periods covered in the Report of Independent Registered Public Accountant correspond to all of the periods included in the financial statements, including the period from September 25, 2013 (Inception) to October 31, 2014.

Exhibits

18.   We note that Exhibit 3.1 appears to be a jpeg image. Please note that while it is appropriate to file electronic documents with images in them, it is not appropriate to file an entire document as an image. We refer you to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual. Please re-file this exhibit in one of the acceptable document formats.

19.   Please file as an exhibit the form of subscription agreement you plan to use for purposes of offering shares. Refer to Item 601(b)(4) of Regulation S-K.

20.   Please have your independent registered public accountant update the date of its consent prior to effectiveness of the registration statement. In addition, since you have included a review report for the interim period, revise to include an acknowledgement letter instead of the consent included in Exhibit 23.2 and file the letter pursuant to the requirements of Item 601(b)(15) of Regulation S-K. The letter should be included as Exhibit 15 to your next amendment. See Securities Act Rule 436.

21.   Please revise to file the consent of counsel or indicate that it is included in Exhibit 5.1. Refer to Item 601(b)(23) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3457, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Jill Arlene Robbins, Esq.
        Jill Arlene Robbins, P.A.